Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31
		Years Ended December 31
	2017	2016	2015	2014	2013	2012
Earnings Available for Fixed Charges
Income before income taxes	$97	410	306	246	176	123
Undistributed equity earnings*	(4)	1	—	—	—	—
Fixed charges, excluding capitalized interest	24	53	35	5	—	—
Amortization of capitalized interest	—	2	—	—	—	—
	$117	466	341	251	176	123

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$24	52	34	5	—	—
Capitalized interest	—	5	32	7	—	—
Interest portion of rental expense	—	1	1	—	—	—
	$24	58	67	12	—	—
Ratio of Earnings to Fixed Charges	4.9	8.0	5.1	20.9	N/A	N/A
*Includes unfunded equity losses.